Troutman Pepper Hamilton Sanders LLP 3000 Two Logan Square, Eighteenth and Arch Streets Philadelphia, PA 19103-2799 troutman.com

Terrance James Reilly D 215.981.4689 terrance.reilly@troutman.com

June 22, 2023

VIA EDGAR TRANSMISSION

U. S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:     Kovitz Core Equity ETF

1933 Act Registration No. 333-151672

1940 Act Registration No. 811-22208

Ladies and Gentlemen:

Pursuant to the requirements of Rule 14a-6(a) under the Securities Exchange Act of 1934, submitted electronically via EDGAR is a preliminary copy of the Notice of Meeting, Proxy Statement and Proxy Card to be furnished to shareholders of Kovitz Core Equity ETF (the “Fund”), a series portfolio of Valued Advisers Trust (the “Trust”), in connection with a Special Meeting of Shareholders of the Fund to be held on September 5, 2023 (the “Special Meeting”). At the Special Meeting, shareholders of the Fund will be asked to approve a new investment advisory agreement between the Trust, on behalf of the Fund, and Kovitz Investment Group Partners, LLC. The Trust anticipates that the definitive proxy materials will be sent on or about July 24, 2023 to shareholders of record on June 26, 2023.

If you have any questions or comments with respect to this filing, please do not hesitate to contact me directly at (215) 981-4689.

Very truly yours,

/s/ TERRANCE JAMES REILLY

Terrance James Reilly

cc:        Matthew J. Miller, President of Valued Advisers Trust

Carol J. Highsmith, Secretary of Valued Advisers Trust

John M. Ford, Esq.

Enclosures